September 7, 2011

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Tonya Bryan, Attorney-Advisor

Re:	OPENLANE, Inc.
Proxy Statement Filed on August 29, 2011
File No. 000-54487

Dear Ms. Bryan:

On behalf of OPENLANE, Inc. (the “Company”), we submit this letter in response to the oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received on September 7, 2011, relating to the Company’s preliminary proxy statement on Schedule 14A (File No. 000-54487) (the “Proxy Statement”) filed with the Commission on August 29, 2011.

In response to the oral comment received from the Staff, we have replaced the third sentence under the heading “Filing of this Proxy Statement” on page 17 of the Proxy Statement with the following: “In August 2011, we concluded that we would file this Proxy Statement with the SEC and otherwise comply with the requirements of Regulation 14A of the 1934 Act in connection with the Merger.” This change will be reflected in the definitive version of the Proxy Statement.

Please do not hesitate to contact me if you require additional information or have further comments.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Rachel Proffitt Rachel Proffitt

cc:	Laurel Finch, OPENLANE, Inc., Vice President and General Counsel